August 2, 2006

Marius Silvasan
CEO
Teleplus Enterprises Inc.

Re: Resignation Letter

Dear Marius,

Effective August 18, 2006, I resign as President and Director of Teleplus Enterprises Inc. to pursue other business opportunities.

I wish you and the company all the best in its future endeavors.

Sincerely,

Kelly McLaren